UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.1)*

NEXTWAVE WIRELESS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65337Y102

(CUSIP Number)

Sonia Gardner
President and Managing Partner
Avenue Capital Group
535 Madison Avenue
New York, NY 10022
(212) 850-7519

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2009

(Date of Event Which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,485,907(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 55,485,907

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,485,907

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 35.0%(2)

14.	Type of Reporting Person PN

(1)           Includes 542,499 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II, L.P. (“Avenue Capital Management II”) and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds (as defined below).  Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds (as defined below).  This number also includes shares of common stock underlying (i) Warrants to purchase 1,935,990 shares of common stock, issued by the Issuer to Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”) and Avenue Investments, L.P. (“Avenue Investments”) on July 17, 2006 (the Warrants were immediately exercisable upon their issuance), (ii) Third Lien Subordinated Secured Convertible Notes (the “Third Lien Notes”) in the principal amount of $134,730,977, convertible into 12,192,847 shares of common stock, issued by the Issuer to Avenue Spec IV, Avenue Investments, Avenue International Master, L.P. (“Avenue International”) and Avenue CDP Global Opportunities Fund, L.P. (“CDP Global”) on October 9, 2008, together with Payment in Kind (“PIK”) interest payable over the term of the Third Lien Notes of $36,626,008, convertible into 3,314,571 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance), (iii) Warrants to purchase 30,000,000 shares of common stock, issued by the Issuer to Avenue AIV US, L.P. (“Avenue AIV” and together with Avenue Spec IV, Avenue Investments, Avenue International, CDP Global, and Avenue Special Situations Fund V, L.P. (“Avenue Spec V”), the “Funds”) on October 9, 2008 (the Warrants were immediately exercisable upon their issuance) and (iv) Additional Warrants to purchase 7,500,000 shares of common stock, issued by the Issuer to Avenue AIV on April 14, 2009 (the Additional Warrants were immediately exercisable upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue Capital Management II GenPar, LLC (“GenPar”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,485,907(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 55,485,907

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,485,907

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 35.0%(2)

14.	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Marc Lasry

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,485,907(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 55,485,907

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,485,907

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 35.0%(2)

14.	Type of Reporting Person IN

(1)           This number represents shares held by Avenue Capital Management II.  Marc Lasry is the managing member of GenPar, the general partner of Avenue Capital Management II and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.

(2)           Based on 103,091,958 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,233,715(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,233,715

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,233,715

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%(2)

14.	Type of Reporting Person PN

(1)           Includes 308,930 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes shares of common stock underlying (i) Warrants to purchase 1,796,237 shares of common stock, issued by the Issuer to Avenue Spec IV on July 17, 2006 (the Warrants were immediately exercisable upon their issuance) and (ii) Third Lien Notes in the principal amount of $18,493,194, convertible into 1,673,590 shares of common stock, issued by the Issuer to Avenue Spec IV on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $5,027,286, convertible into 454,958 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue Capital Partners IV, LLC (“Avenue Capital IV”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,233,715(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,233,715

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,233,715

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%(2)

14.	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec IV.  Avenue Capital IV is the general partner of Avenue Spec IV.

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons GL Partners IV, LLC (“GL IV”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,233,715(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,233,715

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,233,715

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%(2)

14.	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec IV.  GL IV is the managing member of Avenue Capital IV, the general partner of Avenue Spec IV.

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue Investments, L.P. (“Avenue Investments”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,647,798(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,647,798

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,647,798

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%(2)

14.	Type of Reporting Person PN

(1)           Includes 50,822 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes shares of common stock underlying (i) Warrants to purchase 139,753 shares of common stock, issued by the Issuer to Avenue Investments on July 17, 2006 (the Warrants were immediately exercisable upon their issuance) and (ii) Third Lien Notes in the principal amount of $30,036,924, convertible into 2,718,273 shares of common stock, issued by the Issuer to Avenue Investments on October 9, 2008, together with PIK Interest payable over the term of the Third Lien Notes of $8,165,402, convertible into 738,950 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue Partners, LLC (“Avenue Partners”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,647,798(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,647,798

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,647,798

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%(2)

14.	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Investments.  Avenue Partners is the general partner of Avenue Investments.

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue International Master, L.P. (“Avenue International”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,631,390(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,631,390

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,631,390

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%(2)

14.	Type of Reporting Person PN

(1)           Includes 73,229 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying the Third Lien Notes in the principal amount of $65,666,531 convertible into 5,942,672 shares of common stock, issued by the Issuer to Avenue International on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $17,851,150, convertible into 1,615,489 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue International Master GenPar, Ltd. (“Avenue International GenPar”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,631,390(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,631,390

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,631,390

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%(2)

14.	Type of Reporting Person CO

(1)           This number represents shares held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue CDP Global Opportunities Fund, L.P. (“CDP Global”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,382,367(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,382,367

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,382,367

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%(2)

14.	Type of Reporting Person PN

(1)           Includes 18,881 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes shares of common stock underlying Third Lien Notes in the principal amount of $20,534,348 convertible into 1,858,312 shares of common stock, issued by the Issuer to CDP Global on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $5,582,170, convertible into 505,174 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,382,367(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,382,367

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,382,367

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%(2)

14.	Type of Reporting Person CO

(1)           This number represents shares held by CDP Global.  CDP Global GenPar is the general partner of CDP Global.

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue AIV US, L.P. (“Avenue AIV”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,500,000(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 37,500,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%(2)

14.	Type of Reporting Person PN

(1)           Represents Warrants to purchase 30,000,000 shares of common stock, issued by the Issuer to Avenue AIV on October 9, 2008 (the Warrants were immediately exercisable upon their issuance) and Additional Warrants to purchase 7,500,000 shares of common stock, issued by the Issuer to Avenue AIV on April 14, 2009 (the Additional Warrants were immediately exercisable upon their issuance).

(2)           Based on 103,091,858 shares of Common Stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue AIV US GenPar, LLC (“Avenue AIV GenPar”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,500,000(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 37,500,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%(2)

14.	Type of Reporting Person CO

(1)           This number represents shares held by Avenue AIV.  Avenue AIV GenPar is the general partner of Avenue AIV.

(2)           Based on 103,091,858 shares of Common Stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue Special Situations Fund V, L.P. (“Avenue Spec V”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,637(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 90,637

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,637

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14.	Type of Reporting Person PN

(1)           Includes 90,637 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons Avenue Capital Partners V, LLC (“Avenue Capital V”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,637(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 90,637

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,637

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14.	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec V.  Avenue Capital V is the general partner of Avenue Spec V.

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

1.	Names of Reporting Persons GL Partners V, LLC (“GL V”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds SC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,637(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 90,637

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,637

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14.	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec V.  GL V is the managing member of Avenue Capital V, the general partner of Avenue Spec V.

(2)           Based on 103,091,858 shares of common stock outstanding on March 25, 2009.

CUSIP No. 65337Y102

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange act of 1934, as amended, the undersigned hereby amends the following items on Amendment No. 1 to the Schedule 13D originally filed by the Reporting Persons on November 19, 2008.

Item 4.                           Purpose of Transaction.

On October 9, 2008, NextWave Wireless, Inc. (the “Issuer”) and NextWave Wireless LLC, a wholly-owned subsidiary (“NextWave LLC”) entered into a Second Lien Subordinated Note Purchase Agreement (the “Second Lien Agreement”) with The Bank of New York Mellon, as Collateral Agent, and the guarantors and purchasers named therein, pursuant to which NextWave LLC issued Senior Subordinated Secured Second Lien Notes due 2010 (the “Second Lien Notes”) in the aggregate principal amount of $105,263,157, on terms previously described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2008.  Avenue AIV US, L.P. (“Avenue AIV”) was issued Second Lien Notes in the principal aggregate amount of $78,947,367.75.

Pursuant to Section 5.14 (c) of the Second Lien Agreement, if as of March 31, 2009, the Issuer had failed to receive, or failed to enter into definitive agreements to receive, net proceeds from certain asset sales as agreed by the parties pursuant to Section 5.14(b) of the Second Lien Agreement, the Issuer was to issue additional warrants to purchase an aggregate of 10,000,000 shares of common stock (the “Additional Warrants”) to each holder of the Second Lien Notes, in proportion to such holder’s respective holdings of Second Lien Notes.

As a result, on April 14, 2009, the Issuer entered into an Additional Warrant Agreement dated as of April 8, 2009 with the holders of the Second Lien Notes (the “Additional Warrant Agreement”), pursuant to which the Issuer issued to such purchasers Additional Warrants to purchase an aggregate of 10,000,000 shares of common stock. The Issuer issued Additional Warrants to purchase an aggregate of 7,500,000 shares of Common Stock to Avenue AIV.  The Additional Warrants have an exercise price of $0.01 per share (subject to certain adjustments as set forth in the Additional Warrant Agreement) and are exercisable at any time from the date of issuance until April 6, 2012.

As previously disclosed in the Reporting Persons’ Schedule 13D filed on November 19, 2008, Avenue International, Avenue Investment, Avenue Spec IV and CDP Global were issued Third Lien Notes pursuant to a Third Lien Note Subordinated Exchange Note Exchange Agreement, among the Issuer, as issuer, NextWave LLC and the guarantors named therein, the purchasers party thereto and The Bank of New York Mellon, as collateral agent (the “Exchange Agreement”).  The Third Lien Notes are convertible at the option of the holder at any time prior to any optional or mandatory redemption into the number of shares of common stock equal to the principal amount, plus any accrued and unpaid interest thereon, divided by a conversion price of $11.05.  All or any portion of the principal amount of the Third Lien Notes may be converted (provided that any such conversion shall be in increments of $1,000 principal amount of the Note).

The Third Lien Notes have a maturity date of December 31, 2011 and PIK interest is payable over the term of the Third Lien Notes in the following amounts:  Avenue International ($17,851,150, convertible into 1,615,489 shares of common stock; Avenue Investments ($8,165,402, convertible into 738,950 shares of common stock);

CUSIP No. 65337Y102

Avenue Spec IV ($5,027,286, convertible into 454,958 shares of common stock); and CDP Global ($5,582,170, convertible into 505,174 shares of common stock).

The descriptions in this Statement of the Second Lien Agreement, the Additional Warrant Agreement and the Exchange Agreement are qualified in its entirety by reference to the full text of such agreements, copies of which are filed herewith and incorporated by reference in this Statement.

Except as described herein, the Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)                                                  As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name	Number of Shares	Percentage of Class (%)

Avenue Capital Management II	55,485,907	35.0
GenPar	55,485,907	35.0
Marc Lasry	55,485,907	35.0
Avenue Spec IV	4,233,715	3.9
Avenue Capital IV	4,233,715	3.9
GL IV	4,233,715	3.9
Avenue Investments	3,647,798	3.4
Avenue Partners	3,647,798	3.4
Avenue International	7,631,390	6.9
Avenue International GenPar	7,631,390	6.9
CDP Global	2,382,367	2.3
CDP Global GenPar	2,382,367	2.3
Avenue AIV	37,500,000	26.7
Avenue AIV GenPar	37,500,000	26.7
Avenue Spec V	90,637	0.1
Avenue Capital V	90,637	0.1
GL V	90,637	0.1

The percentage of class is calculated based on 103,091,858 shares of Common Stock outstanding as of March 25, 2009, as calculated for each Reporting Person pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(b)                                                 The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares.

(c)                                                  Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)                                                 No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this Statement.

(e)                                                  Not applicable.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1                                                Joint Filing Agreement, dated November 13, 2008 among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 filed with the Reporting Persons’ Schedule 13D on

CUSIP No. 65337Y102

November 19, 2008).

Exhibit 2                                                Second Lien Subordinated Note Purchase Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, Avenue AIV US, L.P. and Sola Ltd, as the note purchasers, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.1 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 3                                                Additional Warrant Agreement dated as of April 8, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 4.14 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2009).

Exhibit 4                                                Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave LLC, certain subsidiary guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

CUSIP No. 65337Y102

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: April 29, 2009

MARC LASRY

/s/ Marc Lasry

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.

By:	Avenue Capital Partners IV, LLC,
its General Partner

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

CUSIP No. 65337Y102

AVENUE CAPITAL PARTNERS IV, LLC

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

GL PARTNERS IV, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE INVESTMENTS, L.P.

By:	Avenue Partners, LLC,
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE PARTNERS, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By:	Avenue International Master Fund
GenPar, Ltd.
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Director

CUSIP No. 65337Y102

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Director

AVENUE - CDP GLOBAL OPPORTUNITIES FUND, L.P.

By:	Avenue Global Opportunities Fund
GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US, L.P.

By:	Avenue AIV US GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

CUSIP No. 65337Y102

AVENUE SPECIAL SITUATIONS FUND V, L.P.

By:	Avenue Capital Partners V, LLC,
its General Partner

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL PARTNERS V, LLC

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

GL PARTNERS V, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member